

December 28, 2011

Via E-mail
Al Swanson
Senior Vice President and Chief Financial Officer
PAA Natural Gas Storage, L.P.
333 Clay Street
Suite 1500
Houston, Texas 77002

> **Re:** **PAA Natural Gas Storage, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 2, 2011**
> **File No. 1-34722**

Dear Mr. Swanson:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 49

1. We note your presentation and discussion of pro forma results for the year ended December 31, 2009. Please also provide a discussion of the historical results of operations as pro forma results within MD&A should not be discussed in isolation. This would include a comparison and discussion of the Predecessor entity 2009 period and Successor entity 2009 period with the corresponding periods in the preceding and subsequent years. Ensure that the supplemental discussion based on pro forma financial information is not presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief